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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                              (Amendment No. ___)*


                            RSL COMMUNICATIONS, LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    CLASS A COMMON SHARES, $.00457 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   G7702U 10 2
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                                 (CUSIP Number)







*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  G7702U 10 2              13G                           Page 2 of  4

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1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Nesim Bildirici
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)  [ ]
                                                                    (b)  [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
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                              5    SOLE VOTING POWER
     NUMBER OF
                                   726,012    (See item 4(a) and (c))
      SHARES             -------------------------------------------------------
                              6    SHARED VOTING POWER
   BENEFICIALLY
                                   None
     OWNED BY            -------------------------------------------------------
                              7    SOLE DISPOSITIVE POWER
      EACH
                                   726,012  (See item 4(a) and (c))
    REPORTING            -------------------------------------------------------
                              8    SHARED DISPOSITIVE POWER
     PERSON
                                   None
       WITH
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     726,012  (See item 4(a))
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                           [ ]
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     6.3% (See item 4(b))
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                        13G                      Page 3 of 4


Item 1.(a)     The name of the Issuer is RSL Communications, Ltd.(the "Issuer").


Item 1.(b) The address of the Issuer's principal executive office is Clarendon House, Church Street, Hamilton, HM CX Bermuda. The Issuer also maintains executive offices at 767 Fifth Avenue, Suite 4300, New York, New York 10153.


Item 2. This Schedule 13G is being filed with respect to the Issuer's Class A Common Shares, $.00457 par value per share (the "Class A Common Stock") beneficially owned by Nesim Bildirici (the "Reporting Person"), a United States citizen, whose business address is 767 Fifth Avenue, Suite 4300, New York, New York 10153, as of March 16, 1998.

               The issuer's CUSIP number is G7702U 10 2.


Item 3.        Not  applicable.   This  statement  is  filed  pursuant  to  Rule
               13d-1(c).


Item 4.        Ownership

               (a)  Amount beneficially owned:  726,012

               (includes 202,561 shares of Class A Common Stock owned directly by the Reporting Person, 178,513 shares of the Issuer's Class B Common Shares, $.00457 par value per share (the "Class B Common Stock") owned directly by the Reporting Person and 344,938 shares of Class A Common Stock owned directly by the Reporting Person issuable upon the exercise of an equal number of options granted to Mr. Bildirici under the Company's Amended and Restated 1995 Stock Option Plan, which options became exercisable April 1, 1998.

               Each share of Class B Common Stock is convertible into one share of Class A Common Stock.

               (b)  Percent of Class:  6.3%

               As of March 16, 1998, the Issuer had outstanding 11,563,798 shares of its Class A Common Stock including the 178,513 shares of Class B Common Stock owned by the Reporting Person and the 344,938 shares of Class A Common Stock issuable upon the exercise of the Reporting Person's options and such shares represented 6.3% of the outstanding shares of Class A Common Stock assuming that only the shares of Class B Common Stock owned by the Reporting Person were converted into shares of Class A Common Stock and that only the options owned by the Reporting Person were exercised.

               (c)  Number of shares as to which each reporting person has:

                    (i)  sole power to vote or to direct the vote:      726,012
                   (ii)  shared power to vote or to direct the vote:       none
                  (iii)  sole power to dispose or direct the disposition of:
                                                                         726,012
                   (iv)  shared power to dispose or direct the disposition of:
                                                                            none

                                        13G                        Page 4 of 4


Item 5.        Ownership of Five Percent or Less of a Class

               Not applicable.


Item 6.        Ownership of More than Five Percent on Behalf of Another Person

               Not applicable.


Item 7.        Identification   and   Classification  of  the  Subsidiary  Which
               Acquired The Security Being Reported on By The Parent Holding Company

               Not applicable.


Item 8.        Identification and Classification of Members of the Group

               Not applicable.


Item 9.        Notice of Dissolution of Group

               Not applicable.


Item 10.       Certification

               By signing below I certify that the securities referred to above were acquired and are held in the oridinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.


                                    SIGNATURE

                  After reasonable inquiry and to the best of our knowledge and belief I certify that the information set forth in this statement is true, complete and correct.


Date:  April 7, 1998



                                                By: /s/ Nesim Bildirici
                                                    -------------------
                                                  Name: Nesim Bildirici